T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

December 22, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A
Filed July 21, 2020
File No. 024-11274

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter received on December 17, 2020 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission to the Issuer’s Offering Statement on Form 1-A filed on July 23, 2020, as previously amended (the “Offering Statement”).

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the corresponding response of the Issuer.

1.
We note your response to oral comment 1 and we disagree with your analysis as to whether funds from this offering should be aggregated with the Sponsored Funds that are Regulation A issuers; however, we have no further comments at this time. Please note that we may have further comments in the future.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Gary Bechtel (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

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